1. Name and Address of Reporting Person
   King, A. B.
   4951 Lake Brook Drive
   Suite 500
   Glen Allen, VA 23060
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   5/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       05/15/2002 P             100         A      $39.3700   100              D
Common Stock                       04/05/2002 L <F1>        32.95       A      $33.4500                    I           Employee
                                                                                                                       Stock
                                                                                                                       Purchase Plan
Common Stock                       05/06/2002 L <F1>  V     28.35       A      $38.8600   140.13           I           Employee
                                                                                                                       Stock
                                                                                                                       Purchase Plan
Common Stock                       04/16/2002 L <F2>  V     14.26       A      $33.6800                    I           Retirement
                                                                                                                       Savings Plan
Common Stock                       04/30/2002 L <F2>  V     12.22       A      $38.8300                    I           Retirement
                                                                                                                       Savings Plan
Common Stock                       05/15/2002 L <F2>  V     12.13       A      $38.4000                    I           Retirement
                                                                                                                       Savings Plan
Common Stock                       05/31/2002 L <F2>  V     12.46       A      $37.9500   117.88           I           Retirement
                                                                                                                       Savings Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0                                                   11/15/2008 Common                      2000     D
(Right to buy)                                                                 Stock
Stock Options  $0                                                   02/11/2009 Common                      500      D
(Right to buy)                                                                 Stock
Stock Options  $28.775                                              11/15/2008 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $37.45                                               02/11/2009 Common                      3000     D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Employee Stock Purchase Plan - monthly purchases through payroll deduction with a dividend reinvestment feature.
<F2>
Retirement Savings Plan - shares are held in the HRH Retirement Savings Plan and can be acquired through payroll deduction, employer match, and discretionary movement of funds. Dividends are reinvested. Administrative charges in the form of shares are deducted by plan trustee.

SIGNATURE OF REPORTING PERSON
/s/ A. B. King

DATE
06/03/2002